

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 23 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53159

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 West Adams Street, Suite 2175
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vernon Kempker (573)659-4443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Topel Forman, LLC
(Name – *if individual, state last, first, middle name*)

500 N. Michigan Ave, 17th Floor	Chicago	Illinois	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2015 FEB 23 PM 2:48
SEC / MR

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vernon Kempker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Plan Advisors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
SARA M. TRUJILLO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES NOV. 21, 2016

Vernon Kempker
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of Retirement Plan Advisors, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying financial statements of Retirement Plan Advisors, Inc. (an Illinois S-Corporation), which comprise the statement of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Retirement Plan Advisors, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Retirement Plan Advisors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information identified in the index has been subjected to audit procedures performed in conjunction with the audit of Retirement Plan Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Retirement Plan Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Topel Forman, L.L.C.
Certified Public Accountants

Chicago, Illinois
February 12, 2015

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
Cash	$ 447,014	$ 367,833
Commissions receivable	479,855	496,273
Due from RPA, LLC	51,304	32,194
Due from advisors	14,719	13,309
Due from employees	695	-
Due from affiliates	13,074	-
Prepaid expense	43,055	40,107
Note receivable	-	24,125
Intangible assets, net	40,123	69,632
TOTAL ASSETS	$ 1,089,839	$ 1,043,473
LIABILITIES AND STOCKHOLDERS' EQUITY		
Due to RPA, LLC	$ 174,902	$ 202,013
Accrued payroll liabilities	205,236	141,744
Accrued expenses	23,181	25,551
Income taxes payable	-	66,300
Other liability	26,182	52,365
Total Liabilities	$ 429,501	$ 487,973
Stockholders' Equity	660,338	555,500
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,089,839	$ 1,043,473

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUES:		
Commission income	$ 3,605,042	$ 4,052,079
Interest income	1,753	3,084
Total Revenues	$ 3,606,795	$ 4,055,163
OPERATING EXPENSES:		
Administration/operations charges	$ 1,133,749	$ 1,323,639
Amortization	29,509	29,509
Bank charges	1,800	1,422
Compensation expense	-	5,034
Compliance fees	4,326	3,358
Computer technology charges	8,649	7,652
Insurance	220,034	174,380
Licenses and permits	31,778	29,622
Miscellaneous	314	583
Payroll wages	1,843,924	1,766,515
Payroll taxes	128,941	114,772
Payroll processing fees	2,296	1,890
Professional fees	20,407	63,994
Retirement plan contribution	61,084	61,486
Total Operating Expenses	$ 3,486,811	$ 3,583,856
Net Income Before Income Tax Expense	$ 119,984	$ 471,307
Income Tax Expense	$ 5,848	$ 66,300
Net Income	$ 114,136	$ 405,007

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock	Additional Paid In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balances at December 31, 2012	$ 113,326	$ 98,499	$ 127,734	$ (82,350)	$ 257,209
Net income	-	-	405,007	-	405,007
Reissue treasury stock	25,570	(47,920)		82,350	60,000
Issue common stock	195,325	(45,325)	-	-	150,000
Compensation expense	-	5,034	-	-	5,034
Distributions	-	-	(321,750)	-	(321,750)
Adjustment	10,288	(10,288)	-	-	-
Balances at December 31, 2013	$ 344,509	$ -	$ 210,991	$ -	$ 555,500
Net income	-	-	114,136	-	114,136
Distributions	-	-	(9,298)	-	(9,298)
Balances at December 31, 2014	$ 344,509	$ -	$ 315,829	$ -	$ 660,338

On January 1, 2014 the Company became a wholly owned subsidiary of Retirement Plan Advisors Group, Inc. ("RPAG, Inc."). The Company has 1,000,000 authorized shares of no par value common stock, of which 102,000 were issued and outstanding at December 31, 2014 and 2013.

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014 AND 2013

CASH FLOWS FROM OPERATING ACTIVITES:	2014	2013
Net Income	$ 114,136	$ 405,007
Adjustments to reconcile net income to net cash provided by operating activites:		
Amortization	29,509	29,509
Compensation expense	-	5,034
(Increase) Decrease In:		
Commissions receivable	16,418	(73,983)
Due from RPA, LLC	(19,110)	(2,973)
Due from advisors	(1,410)	(1,492)
Due from employees	(695)	-
Due from affiliates	(13,074)	-
Prepaid Expense	(2,948)	(31,542)
Increase (Decrease) In:		
Due to RPA, LLC	(27,111)	(25,878)
Accrued payroll liabilities	63,492	11,304
Accrued expenses	(2,370)	23,474
Income taxes payable	(66,300)	66,300
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 90,537	$ 404,760
CASH FROM INVESTING ACTIVITIES:		
Principal payments received on notes receivable	$ 24,125	$ 30,526
Advances to stockholders	(154,737)	(150,489)
Repayments from stockholders	154,737	150,489
NET CASH PROVIDED BY INVESTING ACTIVITIES	$ 24,125	$ 30,526
CASH FROM FINANCING ACTIVITIES:		
Proceeds from reissuance of treasury stock	$ -	$ 60,000
Proceeds from issuance of common stock	-	150,000
Distributions	(9,298)	(321,750)
Payments made on other liability	(26,183)	(26,182)
NET CASH USED BY FINANCING ACTIVITIES	$ (35,481)	$ (137,932)
NET INCREASE IN CASH	$ 79,181	$ 297,354
CASH, BEGINNING OF YEAR	367,833	70,479
CASH, END OF YEAR	$ 447,014	$ 367,833

Supplemental Disclosure of Cash Flow Information	2014	2013
Cash Paid During the Year For:		
Income taxes	$ 72,509	$ -

(The accompanying notes to financial statements are an integral part of these statements.)

1. NATURE OF OPERATIONS:

Retirement Plan Advisors, Inc. (the Company or RPA, Inc.) is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation. Effective January 1, 2014, the Company became a wholly owned subsidiary of Retirement Plan Advisors Group, Inc. ("RPAG, Inc."). The owners of RPA, Inc. contributed their ownership interest in exchange for the same ownership percentage in RPAG, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Effective January 1, 2014, the Company is included in the consolidated federal income tax return filed by RPAG, Inc. For year ended 2013, the Company was taxed as an S-Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders were taxed on their proportionate share of the Company's taxable income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no uncertain tax positions as of December 31, 2014 or 2013. The Company files U.S. Federal and income tax returns in Illinois. The Company is no longer subject to examination by U.S. Federal and state tax authorities for years ended before December 31, 2011. If applicable, the Company would recognize penalties and interest related to income taxes in income tax expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

DEFERRED INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal sources of temporary differences are due to the Company preparing its tax return on the cash basis of accounting and presenting its financial statements on the accrual basis. In addition, intangible assets are amortized over different periods for book and tax purposes.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

COMMISSION INCOME

Commission income is recognized when earned and is based on a percentage of assets under management.

COMMISSIONS RECEIVABLE

Commissions receivable, which represent commissions earned on assets under management but not yet received are unsecured, generally requiring payment within 30 days of the month or quarter end and are stated at the amounts calculated based on customer contracts. Interest is not charged for unpaid receivables. All commissions receivable are considered collectible as of December 31, 2014 and 2013, and therefore the Company has not recorded an allowance for doubtful accounts.

INTANGIBLE ASSETS AND AMORTIZATION

Intangible assets consist of purchased customer lists and are stated at cost and amortized for financial reporting purposes using the straight-line method over the estimated future periods to be benefited, generally five years. For income tax purposes the Company uses Internal Revenue Service prescribed lives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss could be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses represent expenses incurred but not yet paid and generally require payment within 30 days of the month or quarter end.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's short term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments short term nature.

RECLASSIFICATION

Certain items were reclassified in the prior year balances to be consistent with the current year presentation. Such reclassifications had no impact on net income as previously reported.

3. CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances. During 2013, one source of revenue represented approximately 20% of the Company's revenues.

4. DUE FROM ADVISORS:

The Company has entered into agreements with its advisors in which the Company would incur certain expenses on behalf of the advisors in return for reimbursement following each quarter end. As of December 31, 2014 and 2013, the amount due from advisors was $14,719 and $13,309, respectively.

5. NOTE RECEIVABLE:

On October 1, 2010 the Company sold a financial services territory to one of its advisors for $117,000. In addition, the Company agreed to finance this sale over four years at an annual interest rate of 6.0%, payable in 96 semi-monthly installments. This note receivable was fully collected as of December 31, 2014. The outstanding balance at December 31, 2013 was $24,125.

6. INTANGIBLE ASSETS:

On August 1, 2010, the Company purchased a financial services territory from one of its advisors at a cost of $49,360. This was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. As of December 31, 2014 and 2013, accumulated amortization amounted to $43,601 and $33,729, respectively.

On October 21, 2011, the Company purchased a financial services territory from an independent sales advisor for approximately $120,000. The entire $120,000 was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. As of December 31, 2011, the accumulated amortization was $6,000. The actual payment price was determined to be $98,184 in 2012, with $19,637 paid in December 2012 and the remainder payable in twelve equal quarterly installments of $6,546. The intangible asset and accumulated amortization were adjusted in 2012 to reflect the purchase price of $98,184. As of December 31, 2014 and 2013, accumulated amortization amounted to $63,820 and $44,183, respectively. The other liability reported in the financial statements of $26,182 and $52,365 at December 31, 2014 and 2013, respectively, represents amounts remaining to be paid for this purchase.

Amortization expense recorded from these intangible assets was $29,509 during each of the years ended December 31, 2014 and 2013.

Following is a summary of the expected amortization expense for each of the next two years:

2015	$ 25,395
2016	14,728
	$ 40,123

7. INCOME TAX:

The provisions for income taxes consist of the following components at December 31, 2014 and 2013:

	2014	2013
Federal		
Current	$ 7,437	$ 59,500
Deferred	-	-
Total	$ 7,437	$ 59,500
State		
Current	$ (1,589)	$ 6,800
Deferred	-	-
Total	$ (1,589)	$ 6,800
Total Income Tax Expense	$ 5,848	$ 66,300

The Company converted from a C-Corporation to an S-Corporation effective January 1, 2012. As a result of converting to an S-Corporation, the Company is no longer subject to federal income taxes. An S-Corporation in Illinois is subject to replacement taxes at a rate of 1.5%. The Company remains contingently liable for federal built-in gains ("BIG") tax based on certain net assets and liabilities the Company had on December 31, 2011 prior to converting to an S-Corporation. Payment of recognized built-in gains tax may be deferred if the Company does not have taxable income. As of December 31, 2014, the Company does not expect a potential future BIG tax liability. Therefore, no liability for potential future BIG tax has been recorded.

The Company recorded a federal income tax provision related to built-in-gains tax of $7,437 and $59,500 for the years ended December 31, 2014 and 2013, respectively.

As described in Note 1, the Company became a wholly owned subsidiary of RPAG, Inc. on January 1, 2014 and now files a consolidated income tax return with RPAG, Inc. In addition, on January 1, 2014 the Company filed a Qualified Subchapter S Subsidiary Election. As a result of filing that election, the Company became a disregarded entity for income tax purposes and is no longer subject to federal and state income taxes. RPAG, Inc. is an S-Corporation which is not subject to federal income taxes. As an Illinois S-Corporation, RPAG, Inc. is subject to state replacement taxes at a rate of 1.5% of taxable income. For the year ended December 31, 2014, RPAG, Inc. has not allocated any portion of the current year state replacement tax expense to Inc. since it's not significant (Inc.'s portion would have been approximately $1,800).

7. INCOME TAX: (CONTINUED)

The Company had no deferred tax assets or liabilities on December 31, 2013 and RPAG, Inc. had no deferred tax assets or liabilities on December 31, 2014.

8. RETIREMENT BENEFITS:

The Company has a defined contribution retirement plan (Simple-IRA) covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the Internal Revenue Code at the discretion of the Board of Directors. Contributions to the plan for eligible employees were $61,084 and $61,486 for the years ended December 31, 2014 and 2013 respectively.

9. STOCK OPTIONS AND EQUITY TRANSACTIONS:

The Company has elected to use the calculated value method to account for the options issued in 2009. The Company issued stock options for 5,000 shares on September 1, 2009 to be exercised at varying prices starting at $50 per share. The stock options expire on December 31, 2019. Using the Black-Scholes option pricing model, management has determined that the options issued in 2009 have a calculated value of $25.21 per share. Total compensation cost associated with these options is $126,071, which was recognized over the service period that began on the grant date (one to five years). There was no compensation cost recognized for the year ended December, 31, 2014 and $5,034 was recognized for the year ended December 31, 2013.

The assumptions used and weighted average calculated value of options are as follows for the year ended December 31, 2013:

Risk-free interest rate		3.26%
Expected volatility		40.0%
Expected life in years		10
Service period in years		5
Weighted average calculated value of options granted	$	25.21

9. STOCK OPTIONS AND EQUITY TRANSACTIONS: (CONTINUED)

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2014 and 2013:

	Options	Weighted Average Exercise Price
Options outstanding, end of year 2012	3,000	$ 70.00
Granted	-	
Exercised	(3,000)	$ 70.00
Options outstanding, end of year 2013	-	$ -
Granted	-	
Exercised	-	$ -
Options outstanding, end of year 2014	-	$ -

On December 31, 2013, options were exercised for 500 shares at a price of $55 per share, 1,000 shares at a price of $65 per share, 1,000 shares at a price of $75 per share, and 500 shares at a price of $85 per share. The Company received $210,000 from the employee upon exercise of the options. As of December 31, 2013, no options remain.

On March 14, 2012, the Company purchased 1,000 shares of treasury stock for $82,350. These shares were reissued when the options were exercised in 2013.

10. NET CAPITAL REQUIREMENTS:

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2014 and 2013, the Company had net capital of approximately $549,400 and $408,300 and net capital requirements of approximately $28,600 and $32,500, respectively. The net capital rule may effectively restrict the withdrawal of stockholders' equity.

11. RELATED PARTIES:

The Company is an affiliate of RPAG, Inc. by way of being a wholly owned subsidiary. The Company is also an affiliate with RPA, LLC by way of it also being a wholly owned subsidiary of RPAG, Inc. The owners of RPA, Inc. and RPA, LLC contributed their ownership interest in each entity in exchange for the same ownership percentage in RPAG, Inc.

During the years ended December 31, 2014 and 2013, the Company and RPA, LLC shared certain operating and overhead costs such as legal, insurance, rent, utilities, and telephone, and provided management and consulting. The Company's share of these costs is reflected in the Statement of Operations.

The Company receives commission income from CIR. The Company is affiliated with CIR by way of certain owners of RPAG, Inc. being owners of Continuity Partners Group, LLC ("CPG"), which is owned by CIR.

The following is a recap of the management and consulting fees and commission income for the years ended December 31, 2014 and 2013:

	2014	2013
Administration/Operations Charges from RPA, LLC	$1,133,749	$1,323,639
Consulting/Service Fees Billed and Paid by RPA, LLC	$234,044	$226,211
Commission Income from CIR, Inc. paid to RPA, Inc.	$675,513	$602,352

The Company owed $174,902 and $202,013 to RPA, LLC and RPA, LLC owed $51,304 and $32,194 to the Company at December 31, 2014 and 2013 respectively.

As referenced in Note 12, the Company, along with Retirement Plan Advisors, LLC ("RPA, LLC"), two advisors, and Cambridge Investment Research, Inc. ("CIR") is currently involved in FINRA arbitration. All parties involved in the arbitration have agreed to incur fees proportionate to their respective share of income.

All legal expenses to-date relating to the arbitration have been paid by the Company. The advisors have agreed to a lower payout from CIR, resulting in a higher commission override to the Company, with the expectation that the additional override received from the Company will reduce the receivable due from the advisors. CIR has agreed to reimburse the Company directly for its portion of expenses. Any amounts paid by the Company that are due from advisors or CIR are reflected as a due from affiliate. As of December 31, 2014, the amount due from affiliates was $13,074. There were no amounts due at December 31, 2013.

11. RELATED PARTIES (CONTINUED):

On January 1, 2012, the Company joined Continuity Partners Group, LLC ("CPG"). The Company's shareholders acquired 435,316 units in CPG in exchange for the assignment by the Company of a percentage of practice-related sales to CPG. As a result of such assignment, the Company will receive services from CPG, and direct an agreed-upon percentage of revenues derived from Cambridge Investment Research Group ("CIR") to CPG.

The Company's shareholders (the "Borrowers") purchased their shares from CPG, in part, from loans issued by CPG. The Company, CPG and the Borrowers have entered into a Compensation Setoff Agreement ("CSA") whereby the parties agreed that in the event the Borrower does not receive commissions and fees from CPG or if the quarterly deductions from commissions and fees owed by CPG to Borrower are not sufficient to satisfy the amount of a scheduled payment, CPG may deduct amounts from commissions, fees and other compensation payable by CPG to RPA to cover the scheduled payment shortfall. In addition, the CSA provides RPA the right to recover any amounts paid by RPA to CPG under this agreement from the Borrowers. The Company made payments to CPG and received reimbursements from the Borrowers totaling $154,737 and $150,489 during the years ended December 31, 2014 and 2013, respectively. There were no amounts due to the Company from the Borrowers as of December 31, 2014 or 2013.

12. CONTINGENCIES:

On November 22, 2002, RPA, Inc. and CIR entered into an agreement with a credit union. Per the agreement, RPA, Inc. and RPA, LLC advisors would provide financial services to members of the credit union in exchange for the credit union receiving an override on commissions at CIR. On August 26, 2014, the agreement was terminated. Disagreements regarding the terms of the agreement have not been resolved and the parties are now involved in a FINRA arbitration. There is uncertainty surrounding the Company's potential liability, if any, although management does not expect it to be material. An arbitration decision is not anticipated until late in 2015 or after.

13. SUBSEQUENT EVENTS:

Management has evaluated subsequent events through February 12, 2015, the date of which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

RETIREMENT PLAN ADVISORS, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:		
Total stockholder's equity	$	660,338
Less nonallowable assets:		
Other receivables	$	14,719
Prepaid expenses		43,055
Due from affiliates		13,074
Intangible assets		40,123
	$	110,971
Net capital before haircuts	$	549,367
Less haricuts		-
Net capital	$	549,367
Minimum net capital required		28,633
Excess net capital	$	520,733
Aggregate indebtedness	$	429,501
Percentage of aggregate indebtedness to net capital		78.18%

RETIREMENT PLAN ADVISORS, INC
SCHEDULE II
RECONCILIATION OF NET CAPITAL AS REPORTED IN THE COMPANY'S
UNAUDITED FOCUS REPORT TO THE COMPUTATION HEREIN
DECEMBER 31, 2014

Net capital as reported by the Company's unaudited FOCUS Report-Part IIA Filing	$ 549,367
Audit adjustment	-
Net Capital as reported herein	$ 549,367

RETIREMENT PLAN ADVISORS, INC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RETIREMENT PLAN ADVISORS, INC
SCHEDULE IV
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of Retirement Plan Advisors, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Retirement Plan Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Retirement Plan Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Retirement Plan Advisors, Inc. stated that Retirement Plan Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Retirement Plan Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Retirement Plan Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Topel Forman, L.L.C.

Certified Public Accountants

Chicago, Illinois
February 12, 2015

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535


RPA
RETIREMENT PLAN ADVISORS
THE FUTURE IS BETTER THAN YOU THINK

3121 Emerald Lane, Suite 500
Jefferson City, MO 65109

Phone: 573.659.4443
Fax: 573.659.7734

EXEMPTION REPORT
SEA RULE 17A-5(D)(4)

February 12, 2015
Topel Forman, LLC
500 N. Michigan Ave. Suite 1700
Chicago, IL 60611

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Retirement Plan Advisors, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Vernon Kempker

Vernon Kempker

Chief Financial Officer